UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Announces Resignation of Chief Financial Officer and Appointment of Interim Chief Financial Officer Dated December 12, 2012	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: December 12 , 2012	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Elana Holzman, VP IR +972.3.645.7892 elana.holzman@alvarion.com

Alvarion® Announces Resignation of Chief Financial Officer and Appointment of Interim Chief Financial Officer

Tel Aviv, Israel, December 12, 2012 – Alvarion® Ltd. (NASDAQ: ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced today that Mr. Lior Shemesh resigned from his position as Chief Financial Officer to pursue other career opportunities. Mr. Avi Stern, currently Vice President of Accounting and Finance, has been appointed as interim Chief Financial Officer, effective January 1, 2013.

“We very much appreciate the four years of dedication and outstanding service which Lior has given to Alvarion and wish him the very best in his future career,” said Hezi Lapid, President and CEO of Alvarion. “I have great confidence in Avi’s ability to lead the finance team during this time. I will work closely with Avi on carrying out our financial priorities, including reaching profitability.”

Mr. Stern joined Alvarion in August 2009 as Director of Finance.  He is a Certified Public Accountant in Israel and holds Bachelor’s and Master’s Degrees in Business Administration from The College of Management in Rishon LeZion, Israel.

Follow us on Twitter

See us on LinkedIn

About Alvarion®
Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global  macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; our inability to raise sufficient funds to continue our operations, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.